Filed by City National Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: City National Corporation

Commission File No.: 1-10521

Date: April 24, 2015

Letter to stockholders provided with proxy materials

April 20, 2015

Dear Stockholder of City National Corporation:

As you will see in the enclosed proxy, the Board of Directors and I are asking you to vote your shares of common stock in favor of City National’s agreement to merge with Royal Bank of Canada (RBC). All of our directors and I have already committed to vote our shares in favor of the merger.

RBC is truly a premier company. With a market capitalization of approximately $90 billion, it is the largest bank in Canada, the fifth largest in North America, and one of the highest-rated banks in the world.

The two companies announced their merger agreement on January 22, 2015, following intensive review and approval by their boards of directors and senior management. As we told you at the time of the announcement, this combination represents a highly compelling opportunity for City National’s shareholders. The merger represented a value of approximately $93.80 per share of City National common stock, based on RBC’s common share closing price of $62.16 on the New York Stock Exchange on January 21, 2015. That represented a premium of approximately 22 percent to City National’s 15-day volume-weighted average share price ending January 21, 2015.

As of April 20, 2015, City National’s stock price has increased 15.6 percent year to date, which we believe is due in large part to the merger agreement. It is also worth noting that, for the one-year and five-year periods ending April 20, 2015, City National’s shareholder returns increased at compound annual growth rates of 24.0 percent and 12.4 percent, respectively. As of March 31, 2015, City National’s 20-year compound annual return of 13.4 percent per year was significantly higher than the S&P Index’s return of 9.4 percent.

The merger consideration will be paid in RBC common shares, in cash, or in a combination of RBC common shares and cash. As a holder of City National common stock, you can elect to receive the merger consideration in the form you prefer. For example, if you would like to receive 100 percent RBC common shares, you should elect to do so; similarly, if you prefer all cash, you should elect that. You can also elect any combination you prefer. Depending on the elections made by other shareholders, however, you may not receive your election preference in full. Details of the requirements for making an election and for the proration and allocation of the merger consideration are described in the accompanying proxy statement.

We expect to complete the merger later this year, subject to shareholder consent and customary closing conditions, including regulatory approvals. Only upon closing will you have the right to exchange your common stock for the merger consideration, and only then will City National merge with RBC.

The merger with RBC not only serves our shareholders well but also will make it possible for City National to better serve its clients, communities and colleagues. It will add to our private and business banking resources, locations, capacity and our wealth management capabilities. Over time, it will give our clients access to RBC’s considerable investment banking expertise here in the United States and enable us to take advantage of RBC’s market-leading presence in Canada and its resources in the United Kingdom, Europe, Australia and Asia.

On behalf of the Board of Directors and all 3,600 of my City National colleagues, I want to recommend that you support the proposed merger with the Royal Bank of Canada. I also want to thank you for your support and confidence in City National, especially at this historic moment of opportunity.

Sincerely,

Russell Goldsmith

Chairman of the Board

Chief Executive Officer

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this communication may be deemed to be forward-looking statements under certain securities laws, including the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. These forward-looking statements include, but are not limited to, statements about the expected effects of the acquisition of City National Corporation by Royal Bank of Canada, the expected timing of the acquisition and other statements other than in relation to historical facts. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could”, or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, many of which are outside the control of Royal Bank of Canada and City National Corporation. Forward-looking statements speak only as of the date they are made and, except as required by law, neither party assumes an obligation to update the forward-looking statements contained in this communication. Any annualized, pro forma, projected and estimated numbers in this communication are used for illustrative purposes only, are not forecasts and may not reflect actual results. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors include, but are not limited to, the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the strength of the economy and competitive factors in the areas where Royal Bank of Canada and City National Corporation do business; the impact of changes in the laws and regulations regulating financial services and enforcement thereof; the effects of competition in the markets in which Royal Bank of Canada and City National Corporation operate; judicial or regulatory judgments and legal proceedings; Royal Bank of Canada’s ability to complete the acquisition and integration of City National Corporation successfully; and other factors that may affect future results of Royal Bank of Canada and City National Corporation including timely development and introduction of new products and services, Royal Bank of Canada’s ability to cross-sell more products to customers and technological changes.

We caution that the foregoing list of important factors is not exhaustive. Additional information about these and other factors can be found in Royal Bank of Canada’s 2014 Annual Report on Form 40-F and City National Corporation’s 2014 Annual Report on Form 10-K, each filed with the U.S. Securities and Exchange Commission (the “SEC”) and available at the SEC’s website (http://www.sec.gov). Royal Bank of Canada’s material general economic assumptions underlying certain of the forward-looking statements in this press release are set out in its 2014 Annual Report under the heading “Overview and Outlook — Economic and market review outlook” and for each business segment under the heading “Outlook and priorities”.

IMPORTANT ADDITIONAL INFORMATION

In connection with the proposed transaction, Royal Bank of Canada has filed with the SEC a Registration Statement on Form F-4 that includes a Proxy Statement of City National Corporation and a Prospectus of Royal Bank of Canada, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving Royal Bank of Canada and City National Corporation will be submitted to City National Corporation’s stockholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. STOCKHOLDERS OF CITY NATIONAL CORPORATION ARE URGED TO READ THE REGISTRATION STATEMENT AND THE DEFINITIVE PROXY STATEMENT / PROSPECTUS REGARDING THE TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders can obtain a free copy of the Registration Statement on Form F-4, the definitive Proxy Statement / Prospectus, as well as other filings containing information about Royal Bank of Canada and City National Corporation, without charge, at the SEC’s website (http://www.sec.gov). Copies of the Prospectus, the Registration Statement on Form F-4, and the Definitive Proxy Statement, and the filings with the SEC that are incorporated by reference in the Prospectus, the Registration Statement on Form F-4 and the Definitive Proxy Statement can also be obtained, without charge, by directing a request to Royal Bank of Canada, 200 Bay Street, 4th Floor, North Tower, Toronto, ON, M5J 2W7, Attention: Investor Relations, 416-955-7802 or to City National Corporation, Investor Relations, 555 South Flower Street, 9th Floor, Los Angeles, CA 90071, 213-673-7615.

PARTICIPANTS IN THE SOLICITATION

Royal Bank of Canada, City National Corporation, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Royal Bank of Canada’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2014, which was filed with the SEC on December 3, 2014, and its notice of annual meeting and management proxy circular for its 2015 annual meeting of common shareholders, which was furnished to the SEC under cover of a Form 6-K filed with the SEC on March 10, 2015. Information regarding City National Corporation’s directors and executive officers is available in City National Corporation’s proxy statement for its 2014 annual meeting filed on Schedule 14A, which was filed with SEC on March 11, 2014. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, may be obtained by reading the above-referenced Registration Statement on Form F-4, the definitive Proxy Statement / Prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.

3